UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2015

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: 1-10431

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION

1 AVX Boulevard

Fountain Inn,  SC 29644

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Financial Condition as of December 31, 2015 and 2014	4

Statements of Income and Changes in Plan Equity for the years ended December 31, 2015, 2014 and 2013	5

Notes to Financial Statements	6-13

Signature	14

Schedule I – Investments	15

Exhibit:
23.1 Consent of Elliott Davis Decosimo, LLC dated March 18, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of income and changes in plan equity for the three years ended December 31, 2015, 2014 and 2013. Our audits also included the financial statement schedule, Schedule I.  These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2015 and 2014, and the results of its operations and changes in plan equity for the three years ended December 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement, Schedule I, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

March 18, 2016

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Mutual funds	$3,542,061	$3,645,419
Guaranteed Deposit Account, at contract value	1,243,878	3,516,495
Money Market Fund	9,135	42,375
AVX Corporation Common Stock	248,688	822,542
Kyocera Corporation American Depository Shares	12,726	400,650
Total investments	5,056,488	8,427,481

Receivables:
Employer contribution	195,826	176,965
Employee contribution	5,977	7,475
Total contribution receivable	201,803	184,440

Plan equity	$5,258,291	$8,611,921

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net investment income (loss):
Dividends	$85,902	$77,666	$76,142
Interest	66,852	66,892	53,256
Realized gain on investments	466,710	205,597	265,565
Unrealized gain (loss) on investments	(671,469)	(6,566)	348,822
Total investment income (loss)	(52,005)	343,589	743,785

Contributions:
Employer	315,129	241,634	174,527
Employee	338,390	309,711	230,375
Total contributions	653,519	551,345	404,902

Total additions	601,514	894,934	1,148,687

Deductions:
Benefit payments	(3,950,670)	(317,164)	(69,359)
Administration fees	(4,474)	-	(5,971)
Total deductions	(3,955,144)	(317,164)	(75,330)

Net increase (decrease)	(3,353,630)	577,770	1,073,357

Plan equity at beginning of year	8,611,921	8,034,151	6,960,794

Plan equity at end of year	$5,258,291	$8,611,921	$8,034,151

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $265,000, $260,000, and $255,000 for the plan years 2015, 2014 and 2013, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. John Hancock Trust Company LLC (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution

The SERP Plan allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year.

Company Matching Contribution

The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $260,000 and $600,000) in the Plan. This match to the Plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan can not exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution

The Company makes an annual non-discretionary contribution equal to 5% of eligible compensation.

Discretionary Contribution

The Company may make an annual discretionary contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors. In 2015 and 2014, the Company’s Board of Directors approved a 5% discretionary match.  In late June or early July 2016, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2015.

Effective January 1, 2015, the Plan was amended to increase the Company's contribution for participants whose ability to receive matching contributions under a related plan is limited because of their compensation.  Also effective January 1, 2015, the Plan was amended to allow participants to direct the Company's matching contributions into investments of his or her choice, instead of into the AVX Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits

Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions

Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Corporation Retirement Plan. The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Net appreciation [depreciation] includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on the trade date.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company or from plan assets.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

Plan investments are reported at fair value except for the Guaranteed Deposit Account, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements.  Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date.  Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Reclassification

Certain amounts previously presented in our Form 11-K for prior periods have been reclassified to conform to current classifications. All such reclassifications had no impact on the prior periods’ plan equity as previously reported.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) amended the Fair Value Measurement topic of the Accounting Standards Codification by issuing guidance that removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments were effective for fiscal years beginning after December 15, 2015 with early adoption permitted.  A reporting entity should apply the amendments retrospectively to all periods presented.  The retrospective approach requires than an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements.  The Plan’s management has elected to early adopt the above amendments as of December 31, 2015 and 2014.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investment Programs

The Plan’s investment alternatives include the following:

New York Life Guaranteed Deposit Account: The New York Life Guaranteed Deposit account, a Group Annuity Contract, seeks to provide a low risk stable value investment, offering competitive yields and limited volatility, with a guarantee of principal and accumulated interest and liquidity to meet participant-initiated benefit needs.  This fund became an investment option during 2012 and had six participants at December 31, 2015 and seven participants at December 31, 2014.

Kyocera Stock: This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had one participant at December 31, 2015 and two participants at December 31, 2014.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had six participants at December 31, 2015 and nine participants at December 31, 2014.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, pursues investment objectives by investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents.  This fund had six participants at December 31, 2015 and seven participants at December 31, 2014.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had two participants at December 31, 2015 and December 31, 2014.

BlackRock Total Return Institutional Fund: The BlackRock Total Return Institutional Fund, a truly diversified core bond portfolio, brings institutional bond expertise to individual investors with a history of strong risk-adjusted returns.  The investment approach includes investing primarily in investment grade fixed income securities of any maturity as it seeks a total return that exceeds half of the Barclays U.S. Aggregate Bond Index. This fund became an investment option in 2014 and had six participants at December 31, 2015 and December 31, 2014.

BlackRock Inflation Protected Bond:  The BlackRock Inflation Protected Bond Fund, a high-quality inflation protection is a distinct portfolio diversifier and purses protection and income.  The Fund invests at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations.  This fund became an investment option in 2014 and had three participants at December 31, 2015 and four participants at December 31, 2014.

American Funds - EuroPacific Growth Fund:  The American Funds - EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments, and fixed-income securities.  This fund had five participants at December 31, 2015 and six participants at December 31, 2014.

Wells Fargo Advantage Special Mid Cap Value Fund: The Wells Fargo Advantage Special Mid Cap Value Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had four  participants at December 31, 2015 and five participants at December 31, 2014.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Fund, a mutual fund, has a bottom-up, fundamental investment process that seeks to invest in a concentrated portfolio of large-cap companies.  The fund seeks to identify companies having the potential to accelerate their earnings growth rate through a change in management, a major restructuring, or the company’s point in the economic cycle.  It takes a buy and hold approach toward investing, resulting in low annual turnover.  This fund had six participants at December 31, 2015 and at December 31, 2014.

MainStay Large Cap Growth Fund: The MainStay Large Cap Growth Fund, a mutual fund, seeks long-term growth of capital. The fund invests in companies that have the potential for above-average future earnings growth. It normally invests at least 80% of assets in large-capitalization companies which have a market capitalization in excess of $4.0 billion and generally are improving their financial returns. The fund is permitted to invest up to 20% of net assets in foreign securities. This fund had five participants at December 31, 2015 and had six participants at December 31, 2014.

RidgeWorth Small Cap Value Equity Fund: The RidgeWorth Small Cap Value Equity Fund, a mutual fund, seeks to provide long-term capital appreciation and income by investing primarily in U.S. companies with market capitalizations less than $3 billion, and which managers believe are undervalued in the market place at the time of purchase.  This fund had three participant at December 31, 2014. The fund assets were transferred to the Mass Mutual Premier Small Cap Opportunity Fund in 2015.

Mass Mutual Premier Small Cap Opportunity Fund: The Mass Mutual Premier Small Cap Opportunity Fund, a mutual fund, seeks to provide long-term capital appreciation. The fund invests at least 80% of its assets in U.S. companies with market capitalizations less than $6 billion, and which fund managers believe have favorable business trends or prospects. This fund had two participant at December 31, 2015.

Oppenheimer Developing Markets Fund: The Oppenheimer Development Markets Fund, a mutual fund, seeks to invest in emerging-market businesses that appear likely to grow at a faster pace than world GDP and may benefit from distinctive structural global growth themes known as “Big Ideas.”  The fund provides investors access to companies in rapidly growing countries that are believed to have sustainable, above-average earnings growth.  This fund had one participant at December 31, 2015 and two participants at December 31, 2014.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2015	2014	2013
Realized gains (losses)
Common stock	$39,739	$3,499	$-
Mutual funds	426,971	202,098	265,565
	466,710	205,597	265,565
Unrealized gains (losses)
Common stock	(135,898)	(33,812)	223,685
Mutual funds	(535,571)	27,246	125,137
	(671,469)	(6,566)	348,822
Realized and unrealized gains (losses)	$(204,759)	$199,031	$614,387

The fair values of the following investments represent 5% or more of the Plan’s total net assets and equity available for benefits as of December 31, 2015 and 2014, respectively.

	December 31,
	2015		2014
AVX Stock Fund	$248,688	*	$822,542
BlackRock Total Return Institutional Fund	1,424,964		465,662
Columbia Select Large Cap Value Fund	581,456		752,556
New York Life Guaranteed Deposit Account, at contract value	1,243,878		3,516,495
Janus Balanced Fund	374,301		532,451
MainStay Large Cap Growth Fund	412,383		599,740

*Does not represent 5% of total Plan assets for respective year

1.	Fair Value

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

	Fair Value at December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
PIMCO Money Market Fund	$9,135	$9,135	$-	$-
Mutual Funds:
Fixed Income	1,500,847	1,500,847	-	-
Large Cap Growth	474,694	474,694	-	-
Large Cap Value	581,456	581,456	-	-
Large Cap Blend	665,808	665,808	-	-
Mid Cap Blend	261,388	261,388	-	-
Small Cap Value	57,868	57,868	-	-
Common Stock:
AVX Stock	248,688	248,688	-	-
Kyocera Stock	12,726	12,726	-	-
Total	$3,812,610	$3,812,610	$-	$-

	Fair Value at December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
PIMCO Money Market Fund	$42,375	$42,375	$-	$-
Mutual Funds:
Fixed Income	569,923	569,923	-	-
Large Cap Growth	825,286	825,286	-	-
Large Cap Value	752,556	752,556	-	-
Large Cap Blend	1,041,053	1,041,053	-	-
Mid Cap Blend	356,669	356,669	-	-
Small Cap Value	99,932	99,932	-	-
Common Stock:
AVX Stock	822,542	822,542	-	-
Kyocera Stock	400,650	400,650	-	-
Total	$4,910,986	$4,910,986	$-	$-

American Depository Shares (“ADS”) and Common Stock

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

2.	Non participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2015	2014
Net Assets
PIMCO Money Market Fund	$5,093	$8,973
AVX Corporation Common Stock	146,907	285,108
Total	$152,000	$294,081

		December 31,
		2015	2014	2013
Changes in Net Assets
	Contributions	$-	$-	$-
	Dividends	11,792	8,230	7,629
	Transfers	(115,880)	(48,132)	-
	Net appreciation (depreciation)	(37,993)	447	72,536
	Benefits paid to participants	-	-	(1,106)
Total		$(142,081)	$(39,455)	$79,059

3.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

4.	Federal Income Taxes

The Plan’s grantor trust is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

5.	Transactions with Related Parties

All transactions in AVX common stock and Kyocera ADS are related party transactions.

Amounts of ADS of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

Kyocera	2015	2014
Shares	276	8,744
Market Value per Share	$46.11	$45.82
Market Value	12,726	400,650

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

AVX	2015	2014
Shares	20,485	58,753
Market Value per Share	$12.14	$14.00
Market Value	248,688	822,542

6.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, a guaranteed deposit fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

 (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: March 18, 2016

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

SCHEDULE I - INVESTMENTS

As of December 31, 2015

Description	Number of shares/units	Market Value

New York Life Guaranteed Deposit Account, at contract value*	1,243,878	$ 1,243,878
AVX Stock Fund	20,485	248,688
Kyocera Stock Fund	276	12,726
BlackRock Inflation Protected Bond	7,353	75,883
BlackRock Total Return Institutional Fund	123,802	1,424,964
MainStay S&P 500 Index Fund	917	41,788
American Funds EuroPacific Growth Fund	5,610	249,719
Janus Balanced Fund	12,934	374,301
Wells Fargo Advantage Special Mid Cap Value Fund	8,768	261,388
MainStay Large Cap Growth Fund	41,951	412,383
Mass Mutual Premier Small Cap Opportunities Fund	4,521	57,868
Oppenheimer Developing Markets Fund	2,078	62,311
Columbia Select Large Cap Value Fund	27,057	581,456
PIMCO Money Market Fund	9,135	9,135
Total Investments		$ 5,056,488

* Cost information is not required for individual account plans with participant directed transactions.